SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY

November 14, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Stephen Krikorian

Christine Davis

Ryan Rohn

Maryse Mills-Apenteng

Edwin Kim

Re:                             Seagate Technology plc

Form 10-K for the Fiscal Year Ended June 29, 2012

Filed August 9, 2012

File No. 001-31560

Dear Mr. Krikorian:

On behalf of Seagate Technology public limited company, an Irish public limited company (the “Company”), we acknowledge receipt of your letter on behalf of the Staff of the Securities and Exchange Commission, dated November 9, 2012 (the “Staff’s Letter”).

The Company’s legal and accounting teams are carefully reviewing the Staff’s Letter and the Company needs additional time in order to prepare its response.  We respectfully request an extension of time until December 14, 2012 to submit our response.

We trust that our proposed response timetable as set forth above is acceptable. If you have any comments or would like further information, please contact the undersigned at (408) 658-1331 or Kenneth M. Massaroni at (408) 658-1280.

Very truly yours,

/S/ David H. Morton

David H. Morton

Vice President, Finance,
Treasurer and Principal Accounting Officer

cc:	Stephen J. Luczo
Chairman, President and Chief Executive Officer
cc:	Patrick J. O’Malley
Executive Vice President and Chief Financial Officer
cc:	Kenneth M. Massaroni
Executive Vice President, General Counsel
Chief Administrative Officer and Company Secretary